UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Puma Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74587V107

(CUSIP Number)

Alan H. Auerbach

10880 Wilshire Boulevard, Suite 2150

Los Angeles, CA 90024

Telephone : (424) 248-6500

Copy to :

B. Shayne Kennedy, Esq.

Latham & Watkins, LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone : (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74587V107

1.		Name of Reporting Person: Alan H. Auerbach
2.		Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.		SEC Use Only:
4.		Source of Funds: PF
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.		Citizenship or Place of Organization: United States
Number of Shares	7.	Sole Voting Power: 10,195,990 (1)
Beneficially Owned By Each	8.	Shared Voting Power: 0
Reporting Person With:	9.	Sole Dispositive Power: 10,195,990 (1)
	10.	Shared Dispositive Power: 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 10,195,990 (1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.		Percent of Class Represented By Amount In Row (11): 20.5% (2)
14.		Type of Reporting Person: IN

(1)

Represents the following securities held directly by Mr. Auerbach: (a) 6,879,879 shares of the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”), which includes the Shares purchased under the Purchase Agreement described herein; (b) 2,116,250 shares of Common Stock issuable upon exercise of a warrant that is currently exercisable; (c) 1,129,114 shares of Common Stock issuable upon the exercise of vested stock options as of December 9 or that will become vested within 60 days of December 9, 2022, after giving effect to the expiration of 150,000 options with an exercise price of $19.34 per share on December 19, 2022; and (d) 70,747 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 9, 2022, without giving effect to any sale of shares to cover tax withholding.

(2)	Based upon 46,345,660 shares of Common Stock outstanding as of December 12, 2022, after giving effect to the issuance of Shares to Mr. Auerbach under the Purchase Agreement described herein.

This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2011 by Alan H. Auerbach, the President and Chief Executive Officer, and a director, of Puma Biotechnology, Inc. (the “Issuer”), as amended by the amendments to the Schedule 13D filed with the SEC on November 9, 2012, April 28, 2015, February 14, 2019, and March 15, 2022 (as amended, the “Schedule 13D”), and relates to the Issuer’s Common Stock, par value $0.0001 per share (“Common Stock”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by the following:

On December 9, 2022, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mr. Auerbach.. Pursuant to the Purchase Agreement, the Issuer agreed to sell 568,181 shares of Common Stock, par value $0.0001 per share (the “Shares”), to Mr. Auerbach for an aggregate purchase price of approximately $2.5 million (the “Private Placement”). The purchase price for each Share was $4.40, which was equal to the closing price of the Issuer’s common stock on NASDAQ on the date of the Purchase Agreement. The source of funds for such purchase was the personal funds of Mr. Auerbach. The Purchase Agreement is filed herewith as Exhibit A, and any description thereof is qualified in its entirety by reference thereto.

Item 4.	Purpose of Transaction

Mr. Auerbach participated in the Private Placement for investment purposes. Mr. Auerbach intends to review his investments in the Issuer on a continuing basis and any actions Mr. Auerbach might undertake will be dependent upon his review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Common Stock; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Mr. Auerbach may, at any time and from time to time, acquire additional shares of Common Stock, or retain or sell all or a portion of the Common Stock then held or that may be issuable upon vesting of equity awards then held, in the open market or in privately negotiated transactions or in transactions with the Issuer. Mr. Auerbach is a participant in the Issuer’s mandatory sell-to cover program, pursuant to which shares of Common Stock issuable upon the vesting of Mr. Auerbach’s restricted stock units are sold in the stock market to cover the withholding taxes payable in connection with the vesting of such restricted stock units.

Mr. Auerbach may change his present intentions at any time and therefore reserves his right to make alternative plans or proposals in the future or take any other steps to enhance the value of his investment. Mr. Auerbach further reserves the right to increase, decrease or eliminate his investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Mr. Auerbach is the President, Chief Executive Officer and a director of the Issuer. In such capacity, Mr. Auerbach may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, Mr. Auerbach does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 above is incorporated herein by reference.

(a) After giving effect to the purchase of Shares described in Item 3, Mr. Auerbach beneficially owns 10,195,990 shares of Common Stock, which represents approximately 20.5% of the outstanding shares of Common Stock. The percentage of shares owned by Mr. Auerbach is based upon 46,345,660 shares of Common Stock outstanding as of December 12, 2022, after giving effect to the issuance of Shares to Mr. Auerbach under the Purchase Agreement described in Item 3. Pursuant to Rule 13d-3(d) of the Act, Mr. Auerbach has included as beneficially owned and outstanding the (i) 2,116,250 shares of Common Stock issuable upon exercise of a warrant, (ii) 1,129,114 shares of Common Stock issuable upon the exercise of vested stock options as of December 9, 2022 or that will become exercisable within 60 days of December 9, 2022, after giving effect to the expiration of 150,000 options with an exercise price of $19.34 per share on December 19, 2022, and (iii) 70,747 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 9, 2022, without giving effect to any sale of shares to cover tax withholding.

(b) Mr. Auerbach has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by Mr. Auerbach described in paragraph (a) above.

(c) From October 10, 2022 through December 9, 2022, Mr. Auerbach disposed of an aggregate of 2,493 shares of Common Stock in a series of transactions at prices ranging from $2.25 to $4.4978 per share in open market transactions on the Nasdaq Global Select Market. Each of these dispositions was made with shares issuable upon vesting of restricted stock units to cover the payment of withholding taxes due in connection with the vesting of such restricted stock units in accordance with the Issuer’s mandatory sell-to-cover program. The number of shares of Common Stock disposed of during the 60 days prior to and including December 9, 2022, and the price per share are provided below.

Date	Acquired or Disposed Of	Number of Shares	Price per Share
November 4, 2022	Disposed of in market	1,242	$2.25
December 2, 2022	Disposed of in market	1,251	$4.4978

(d) Other than Mr. Auerbach, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held in the name of Mr. Auerbach and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Securities Purchase Agreement, dated December 9, 2022, by and between Puma Biotechnology, Inc. and Alan H. Auerbach.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2022

/s/ Alan H. Auerbach
Alan H. Auerbach